Senior Housing Properties Trust

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA  02458-1634

May 20, 2013

VIA FAX AND EDGAR

Mr. Michael McTiernan

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:                           Senior Housing Properties Trust (the “Company”)

Form 10-K for the period ended December 31, 2012

Filed February 19, 2013 (the “Filing”)

File No. 001-15319

Dear Mr. McTiernan:

We are writing in response to your letter dated May 13, 2013.  For your convenience, your original comment appears below in bold text and is followed by our response.

Item 1. Business, page 6

1.                                      Some of your managed properties appear to be held in a RIDEA structure. Please include disclosure on this structure in your future Exchange Act reports, including a discussion of any material risks associated with this structure as opposed to triple net lease properties, and any anticipated capital expenditures associated with these properties.

We respectfully note that we have disclosed our use of the RIDEA structure on page 8 of the Filing, which discloses that for certain of our communities, which we refer to as the Managed Communities, we use the taxable REIT subsidiary, or TRS, structure authorized by the REIT Investment Diversification and Empowerment Act.  As disclosed on page 8 of the filing, under this structure, we lease certain of our communities to our TRSs and the TRSs enter into long term management contracts, or the Management Contracts, for the operation of such communities.

Further, the Filing includes a discussion of material risks associated with our use of the RIDEA structure in various risk factors in Item 1A. of the Filing that refer to our TRSs and the Managed Communities.  If applicable, these risks are differentiated from those that relate to properties that are triple net leased. In future periodic reports, we will disclose any additional specific material risks associated with our use of the RIDEA structure, as applicable.

On page 93 of the Filing, we also presented capital expenditures for comparable periods as they related to our Managed Communities under the RIDEA structure in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. In future periodic reports, we will continue to disclose capital expenditures incurred for comparable reporting periods related to our Managed Communities with respect to which we use the RIDEA structure. We do not disclose anticipated capital expenditures for our Managed Communities due to the unpredictability of such expenditures, which fluctuate from quarter to quarter based on many variables including, but not limited to, acquisition activity, changes in occupancy and economic conditions.

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We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comment and welcome the opportunity to discuss with you our response provided above.  Please call me at (617) 219-1405 if you have any questions or require additional information.

Sincerely,

SENIOR HOUSING PROPERTIES TRUST

By:	/s/ Richard A. Doyle Jr.
Richard A. Doyle Jr.
Treasurer & Chief Financial Officer

cc:                                Kristina Aberg

United States Securities and Exchange Commission